U N I T E D   S T A T E S

                 SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.  20549

                             FORM 11-K




    [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
            THE SECURITIES EXCHANGE ACT OF 1934

            For the fiscal year ended December 31, 1996


                                or


    [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION
            PERIOD FROM

                   ____________ TO ____________



                BANK OF HAWAII PROFIT SHARING PLAN
       _____________________________________________________
        Full title of the plan and the address of the plan,
        if different from that of the issuer named below:



              Pacific Century Financial Corporation
                        130 Merchant Street
                      Honolulu, Hawaii  96813
      _____________________________________________________
      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Required Information

     Listed below are the financial statements and exhibits filed as part of the annual report.

    A)      Financial Statements

            1)       Report of Independent Certified Public Accountants
            2) Statements of Net Assets Available for Benefits December 31, 1996 and 1995
            3) Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 1996 and 1995
            4)       Notes to Financial Statements
            5)       Schedule of Assets Held for Investment Purposes
                     December 31, 1996
            6)       Schedule of Reportable Transactions
                     December 31, 1996

    B)      Exhibits

            Consent of Independent Certified Public Accountants



                            SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                  BANK OF HAWAII PROFIT SHARING PLAN




Date:  June 27, 1996              By:   /s/ RICHARD J. DAHL

                                           Richard J. Dahl
                                           President and Director of
                                           Pacific Century Financial
                                           Corporation; and member of the
                                           Pacific Century Financial
                                           Corporation Benefit Plans
                                           Committee






                     Financial Statements
                  and Supplemental Schedules

              Bank of Hawaii Profit Sharing Plan

            Years ended December 31, 1996 and 1995
             with Report of Independent Auditors

              Bank of Hawaii Profit Sharing Plan

                     Financial Statements
                 and Supplemental Schedules

           Years ended December 31, 1996 and 1995




                          Contents

Report of Independent Auditors. . . . . . . . . . . . . . .1
Statements of Net Assets Available for Benefits . . . . . .2
Statements of Changes in Net Assets Available
  for Benefits. . . . . . . . . . . . . . . . . . . . . . .3
Notes to Financial Statements . . . . . . . . . . . . . . .4

Supplemental Schedules

Schedule of Assets Held for Investment Purposes . . . . . 12
Schedule of Reportable Transactions . . . . . . . . . . . 13

                Report of Independent Auditors


The Board of Directors
Bank of Hawaii and
The Profit Sharing Trust Committee
Bank of Hawaii Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Bank of Hawaii Profit Sharing Plan (the Plan) as of December 31, 1996 and 1995 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Trust Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's Trust Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1996 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 financial statements taken as a whole.

                               /s/  ERNST & YOUNG LLP

Honolulu, Hawaii
May 16, 1997

              Bank of Hawaii Profit Sharing Plan

        Statements of Net Assets Available for Benefits


                                                                                     December 31
                                                                                1996             1995
                                                                        ------------     ------------
Assets
Investments:
  Investment securities, at fair value (Notes 2 and 3):
    Wellington Fund                                                     $ 24,444,095     $ 24,552,465
    Windsor Fund                                                          30,270,200       26,608,335
    Vanguard Fiduciary Trust Company Investment
      Contract Trust                                                      22,817,997       29,596,973
    500 Portfolio of the Vanguard Index Trust                              7,251,656        3,525,772
    Short-Term Federal Portfolio of the Vanguard
      Fixed Income Securities Fund                                         1,216,639        1,185,945
    Pacific Capital Growth Fund                                              749,585                -
    Pacific Capital Growth and Income Fund                                   316,090                -
    Pacific Capital New Asia Growth Fund                                     863,745                -
    Pacific Century Financial Corporation Stock                           70,693,828       74,371,425
    Loan Fund                                                              3,030,869           16,625
                                                                        ------------     ------------
                                                                         161,654,704      159,857,540

Receivables:
  Employer contribution (Note 1)                                           4,952,825        5,194,107
  Employee contributions (Note 1)                                            444,013          320,698
                                                                        ------------     ------------
                                                                           5,396,838        5,514,805
                                                                        ------------     ------------
Net assets available for benefits                                       $167,051,542     $165,372,345
                                                                        ============     ============


See accompanying notes to financial statements.

              Bank of Hawaii Profit Sharing Plan

 Statements of Changes in Net Assets Available for Benefits


                                                                               Year ended December 31
                                                                                1996             1995
                                                                       -------------    -------------
Net assets available for benefits at
  beginning of year (Note 5)                                           $165,372,345     $134,075,037

Contributions:
  Employee                                                                5,600,639        4,211,005
  Employer                                                                6,969,806        5,194,107
  Other                                                                      48,151           15,230
                                                                       -------------    -------------
                                                                         12,618,596        9,420,342

Investment income                                                         8,740,970        8,564,938
Net realized and unrealized gain on investments                          16,321,055       31,314,649
Income and net realized and unrealized gain on
  investments                                                            25,062,025       39,879,587

Distributions to plan participants                                      (36,001,424)     (18,002,621)
                                                                       -------------    -------------
Net assets available for benefits at end of year                       $167,051,542     $165,372,345
                                                                       =============    =============


See accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

Description of the Plan

The following description of the Bank of Hawaii Profit Sharing
Plan (the "Plan") provides only general information.
Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan and covers eligible staff members of Bank of Hawaii and certain subsidiaries of Pacific Century Financial Corporation (formerly known as Bancorp Hawaii, Inc.) and Bank of Hawaii, collectively (the "Bank"), who have fulfilled the Plan's participation requirements. Bank of Hawaii is a wholly-owned subsidiary of Pacific Century Financial Corporation. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Each year, the Bank contributes to the Plan an amount which is based upon Pacific Century Financial Corporation's profits for the year. The contribution varies depending on Pacific Century Financial Corporation's adjusted net income and adjusted return on equity. Participants are allowed to contribute up to 7% of their eligible compensation to the Plan. However, participants' contributions are limited to certain maximum annual amounts, including those provided under the Internal Revenue Code ($9,500 for 1996).

The Plan's trustee is the Vanguard Fiduciary Trust Company. Participants' investment options include the Pacific Capital Growth Stock Fund, Pacific Capital Growth and Income Fund, Pacific Capital New Asia Growth Fund, the Pacific Century Financial Corporation Stock, the Wellington Fund, the Windsor Fund, the 500 Portfolio of the Vanguard Index Trust (the "Vanguard 500 Portfolio"), Short-Term Federal Portfolio of the Vanguard Fixed Income Securities Fund (the "Short-Term Federal Portfolio") and the Vanguard Fiduciary Trust Company Investment Contract Trust (the "Investment Contract Trust").

The Bank changed certain features of the Plan effective January 1, 1996. Among those changes was a 401(k) enhancement whereby the Bank will match participant contributions at $1.25 for each $1.00 contributed by participants up to 2% of the participant's eligible compensation. Additional investment options were also made available to participants effective January 31, 1996 to include the Pacific Capital Growth Stock Fund, the Pacific Capital Growth & Income Fund, and the Pacific Capital New Asia Growth Fund.

Throughout the December 31, 1995 plan year, the Plan allowed a participant to elect to receive up to 50% of his/her employer contribution in cash after year end. Remaining amounts were invested in any combination in the available investment options. Additional plan changes effective January 1, 1996 call for mandatory distribution of 50% of employer contributions with remaining amounts invested in any combination of the investment options available as of that date. Participants are fully vested in the Plan's assets allocated to their account.

Under the Plan, a participant retiring may elect to defer payment of benefits until a subsequent year. The benefits are disbursed upon notice from the participant or designated beneficiary. Under certain conditions, a participant may receive part or all of the value of his or her account before termination or retirement. Otherwise, distributions to retirees are made during the quarter following retirement or withdrawal.

In the event that the Bank's Board of Director discontinues contributions, each member's interest in the Plan will become fully vested and nonforfeitable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Expenses

Fees paid to the Plan trustee and other administrative expenses are paid by Bank of Hawaii.

Investments

Investments are stated at fair value. Values for the Pacific Century Financial Corporation Stock and the mutual funds are determined based on quoted market prices. Value for the Investment Contract Trust is based on contract value, which approximates fair value. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. Net gains and losses from securities transactions are computed using the average cost method.

Receivables

Contributions from both employer and employees are accrued through December 31 in the Statements of Net Assets Available for Benefits.

Reclassifications

Certain 1995 balances have been reclassified to conform with the 1996 presentation.

2. Investments

During 1996 and 1995 the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value by $16,321,055 and $31,314,649 as follows:


                                                                               Year ended December 31
                                                                                1996             1995
                                                                        ------------     ------------
Pacific Century Financial Corporation Stock                             $10,056,310       $22,289,947
Wellington Fund                                                           1,582,517         5,067,677
Windsor Fund                                                              3,613,741         3,233,711
Vanguard 500 Portfolio                                                      960,005           664,067
Short-Term Federal Portfolio                                                (15,984)           59,247
Pacific Capital Growth Fund                                                  67,134                 -
Pacific Capital Growth and Income Fund                                       16,686                 -
Pacific Capital New Asia Growth Fund                                         40,646                 -
                                                                        ------------     ------------
                                                                        $16,321,055       $31,314,649

The investment contract trust is a collective trust investing in investment contracts with selected insurance companies and commercial banks. The investment contract trust allows for benefit responsive withdrawals by the Plan at contract value, subject to certain market value adjustments. The investment contract trust's yields, net of expenses, for the years ended December 31, 1996 and 1995 were 6.13% and 6.25%, respectively. The stated contract rate on contracts ranged from 7.96% to 4.90% at December 31, 1996 and 1995 with average contractual maturities at both dates being 2.4 and 2.5 years, respectively.

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:


                                                                                1996             1995
                                                                        ------------     ------------
Wellington mutual fund                                                   $24,444,095      $24,552,465
Windsor mutual fund                                                       30,270,200       26,608,335
Vanguard Investment Contract Trust                                        22,817,997       29,596,973
Pacific Century Financial Corporation Stock                               70,693,828       74,371,425

3. Transactions with Related Parties

The Plan's investment portfolio at December 31, 1996 and 1995 includes $70,693,828 and $74,371,425 in the Pacific Century Financial Corporation Stock which invests in the $2 par common stock of Pacific Century Financial Corporation Dividends received during 1996 and 1995 from this fund from its investment in common stock of Pacific Century Financial Corporation totaled $2,100,083 and $2,298,976, respectively.

The Pacific Capital Growth Stock Fund, the Pacific Capital Growth & Income Fund and the Pacific Capital New Asia Growth Fund belong to a family of mutual funds whose investment advisor is Hawaiian Trust Company, Ltd., a subsidiary of Bank of Hawaii.

4. Income Tax Status

The Internal Revenue Service has issued a determination letter dated February 21, 1997 that the Plan qualifies, in form, under Section 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Plan's Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5. Changes in Net Assets Available for Benefits by Fund

During 1996, the change in net assets available for benefits by fund is as follows:



                                            Year ended December 31, 1996
-----------------------------------------------------------------------------------------------------
                          Pacific      Pacific      Pacific                                Pacific
                          Capital      Capital      Capital                                Capital
                           Growth     Growth &     New Asia                              Financial
                            Stock       Income       Growth   Wellington      Windsor  Corporation
                         Fund (1)     Fund (1)     Fund (1)         Fund         Fund        Stock
-----------------------------------------------------------------------------------------------------
Net assets available
  for benefits at
  beginning of year     $ 75,867     $ 48,639   $   80,114  $25,355,816  $27,623,769  $76,324,415

Interfund transfers      583,350      155,460      549,743     (206,069)    (247,147)  (7,072,077)

Contributions
Employee                 108,491       66,196      157,667      743,180    1,081,577    1,874,012
Employer                 150,495      100,617      227,735      951,187    1,298,018    2,266,105
Other                        433          865        5,672        4,347       15,933        9,227
-----------------------------------------------------------------------------------------------------
                         259,419      167,678      391,074    1,698,714    2,395,528    4,149,344

Investment income          3,553       16,469        9,162    1,932,241    2,924,993    2,100,083
Net realized and
  unrealized gain
  (loss) on
  investments             67,134       16,686       40,646    1,582,517    3,613,741   10,056,310
-----------------------------------------------------------------------------------------------------
Income and net gain
  (loss) on
  investments             70,687       33,155       49,808    3,514,758    6,538,734   12,156,393
Distributions to
  Members               (121,620)      (9,243)     (22,058)  (5,182,843)  (5,035,691) (13,107,942)
-----------------------------------------------------------------------------------------------------
Net assets available
  for benefits at end
  of year               $867,703     $395,689   $1,048,681  $25,180,376  $31,275,193  $72,450,133
=====================================================================================================

(1) Effective January 1, 1996, the Pacific Capital Funds became available as investment options.

                                            Year ended December 31, 1996
-----------------------------------------------------------------------------------------------------

                                        Short-
                                          Term                Investment
                         Vanguard      Federal                  Contract
                    500 Portfolio    Portfolio    Loan Fund        Trust        Total
-----------------------------------------------------------------------------------------------------
Net assets available
  for benefits at
  beginning of year   $4,002,523   $1,289,673   $   16,393  $30,555,136 $165,372,345

Interfund transfers    2,014,549      357,294    3,007,875      857,022            -

Contributions
Employee                 669,652      111,277            -      788,587    5,600,639
Employer                 807,946      148,894            -    1,018,809    6,969,806
Other                     10,883          493            -          298       48,151
-----------------------------------------------------------------------------------------------------
                       1,488,481      260,664            -    1,807,694   12,618,596

Investment income        144,447       68,936      107,102    1,433,984    8,740,970
Net realized and
  unrealized gain
  (loss) on
  investments            960,005      (15,984)           -            -   16,321,055
-----------------------------------------------------------------------------------------------------
Income and net gain
  (loss) on
  investments          1,104,452       52,952      107,102    1,433,984   25,062,025
Distributions to
  Members               (724,234)    (632,862)    (100,501) (11,064,430) (36,001,424)
-----------------------------------------------------------------------------------------------------
Net assets available
  for benefits at end
  of year             $7,885,771   $1,327,721   $3,030,869  $23,589,406 $167,051,542
=====================================================================================================

During 1995, the change in net assets available for benefits by fund is as follows:



                                            Year ended December 31, 1995
-----------------------------------------------------------------------------------------------------
                          Pacific      Pacific      Pacific                                Pacific
                          Capital      Capital      Capital                                Capital
                           Growth     Growth &     New Asia                              Financial
                            Stock       Income       Growth   Wellington      Windsor  Corporation
                         Fund (1)     Fund (1)     Fund (1)         Fund         Fund        Stock
-----------------------------------------------------------------------------------------------------
Net assets available
  for benefits at
  beginning of year       $     -      $     -      $     - $20,438,493   $21,991,206 $56,118,606

Employee transfers
  to (from) funds               -            -            -    (318,244)    (278,011)  (1,914,233)

Contributions
Employee                      317           92          848     630,309       817,866   1,558,147
Employer                   75,550       48,547       79,266     758,414       951,749   1,833,500
Other                           -            -            -       3,038         2,893       7,225
-----------------------------------------------------------------------------------------------------
                           75,867       48,639       80,114   1,391,761     1,772,508   3,398,872

Investment income               -            -            -   1,239,932     3,025,335   2,319,401
Net realized and
  unrealized gain
  (loss) on
  investments                   -            -            -   5,067,677     3,233,711  22,289,947
-----------------------------------------------------------------------------------------------------
Income and net gain
  (loss) on
  investments                   -            -            -   6,307,609     6,259,046  24,609,348
Distributions to
  Members                       -            -            -  (2,463,803)  (2,120,980)  (5,888,178)
-----------------------------------------------------------------------------------------------------
Net assets available
  for benefits at end
  of year                 $75,867      $48,639      $80,114 $25,355,816   $27,623,769 $76,324,415
=====================================================================================================

(1) Effective January 1, 1996, the Pacific Capital Funds became available as investment options.
Contributions received after January 1, 1996 for Plan year 1995 were eligible to invest in these Funds.

                                            Year ended December 31, 1995
-----------------------------------------------------------------------------------------------------

                                        Short-
                                          Term                Investment
                         Vanguard      Federal                  Contract
                    500 Portfolio    Portfolio    Loan Fund        Trust        Total
-----------------------------------------------------------------------------------------------------
Net assets available
  for benefits at
  beginning of year   $1,675,551   $1,053,046      $   115  $32,798,020 $134,075,037

Employee transfers
  to (from) funds      1,255,565      137,271            -    1,117,652            -

Contributions
Employee                 274,327       88,908            -      840,191    4,211,005
Employer                 449,534       97,355            -      900,192    5,194,107
Other                        867          773            -          434       15,230
-----------------------------------------------------------------------------------------------------
                         724,728      187,036            -    1,740,817    9,420,342

Investment income         71,883       64,623       17,211    1,826,553    8,564,938
Net realized and
  unrealized gain
  (loss) on
  investments            664,067       59,247            -            -   31,314,649
-----------------------------------------------------------------------------------------------------
Income and net gain
  (loss) on
  investments            735,950      123,870       17,211    1,826,553   39,879,587
Distributions to
  Members               (389,271)    (211,550)        (933)  (6,927,906) (18,002,621)
-----------------------------------------------------------------------------------------------------
Net assets available
  for benefits at end
  of year             $4,002,523   $1,289,673      $16,393  $30,555,136 $165,372,345
=====================================================================================================

                   Supplemental Schedules

                Bank of Hawaii Profit Sharing Plan

         Schedule of Assets Held for Investment Purposes

                       December 31, 1996


Identity of Issue                      Description                 Cost         Current Value
--------------------------------------------------------------------------------------------------
Mutual Funds:
Wellington Fund*                934,811.127 shares         $ 19,206,214          $ 24,444,095

Windsor Fund*                 1,824,605.182 shares           26,021,510            30,270,200

500 Portfolio of Vanguard
  Index Trust*                  104,853.322 shares            5,834,219             7,251,656

Short-Term Federal
  Portfolio *                   102,340.159 shares            1,220,856             1,216,639

Pacific Capital Growth
  Fund                           55,360.754 shares              686,885               749,585

Pacific Capital Growth and
  Income Fund                    23,766.187 shares              308,313               316,090

Pacific Capital New Asia
  Growth Fund                    69,538.890 shares              822,729               863,745

Collective Trust:
Investment Contract
  Trust*                      22,815,608.860 units           22,815,609            22,817,997

Common Stocks:
Pacific Century Financial
  Corporation Stock*          3,143,372.684 shares           41,596,415            70,693,828

Participant Loans           Interest rates ranging
                               from 7.14% to 8.49%                    0             3,030,869
                                                           ------------          ------------
                                                           $118,512,750          $161,654,704
                                                           ============          ============

*Indicates party-in-interest to the Plan.

                Bank of Hawaii Profit Sharing Plan

               Schedule of Reportable Transactions

                   Year ended December 31, 1996


                                            No. of                          Proceeds
Description                No. of           Sales/          Cost of      from Sales/
of Assets               Purchases       Maturities        Purchases       Maturities         Net Gain
-----------------------------------------------------------------------------------------------------
Category (iii) -- series of transactions in excess of 5 percent of plan assets

Wellington Fund               131              212       $5,239,531      $ 6,949,691       $1,471,759
Windsor Fund                  132              211        7,167,496        7,119,373          746,073
Pacific Century
 Financial
 Corporation
 Stock*                       107              213        7,392,464       21,120,210        8,509,790
Investment
 Contract Trust               197              215        8,034,168       14,795,469                -

Note:  There were no category (i), (ii), or (iv) reportable transactions in 1996.

*Indicates party-in-interest to the Plan.

                 CONSENT OF INDEPENDENT AUDITORS


        We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-57267) pertaining to the Bank of Hawaii Profit Sharing Plan, of our report dated May 16, 1997, with respect to the financial statements and schedules of the Bank of Hawaii Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1996.



                                                  /s/ ERNST & YOUNG LLP




Honolulu, Hawaii
June 27, 1997